EXHIBIT 2.4

                               December 31, 1996

TransAmerican Waste Industries, Inc.
314 North Post Oak Lane
Houston, Texas 77024

      RE: THIRD AMENDMENT ("THIRD AMENDMENT") TO PURCHASE AND SALE AGREEMENT EXECUTED DECEMBER 3, 1996 BY AND AMONG TRANSAMERICAN WASTE INDUSTRIES, INC., A DELAWARE CORPORATION ("BUYER"), AND SANIFILL, INC., A DELAWARE CORPORATION ("SANIFILL"), SANIFILL OF TEXAS HAULING, INC., A TEXAS CORPORATION ("HAULING"), SUNRAY SERVICES, INC., A DELAWARE CORPORATION ("SUNRAY"), S&J LANDFILL LIMITED PARTNERSHIP, A LIMITED PARTNERSHIP FORMED UNDER TEXAS LAW ("S&J LANDFILL") AND BRAZORIA COUNTY RECYCLING CENTER, INC., A TEXAS CORPORATION ("BRAZORIA RECYCLING"), (SANIFILL, HAULING, SUNRAY, S&J LANDFILL AND BRAZORIA RECYCLING ARE COLLECTIVELY REFERRED TO HEREIN AS "SELLERS"), AS AMENDED BY A FIRST AMENDMENT DATED DECEMBER 4, 1996 AND A SECOND AMENDMENT DATED DECEMBER 12, 1996 (COLLECTIVELY, THE "AGREEMENT")

Gentlemen:

      As we have discussed, the Agreement provides that the Closing thereunder will take place on December 31, 1996 or at such earlier date and time as the closing conditions specified in Article VIII have been satisfied. The Agreement further provides, at Section 7.1(b)(ii), that it may be terminated by either party in the event the Closing fails to occur on or before 5:00 p.m. Houston time on December 31, 1996 (except that neither party would have the right to terminate while such party was in default of its obligations under the Agreement). In the event either party should terminate the Agreement pursuant to
Section 7.1(b)(ii), other than as a result of Sellers' default or the commencement of certain legal or administrative proceedings, Sellers are entitled to retain the Down Payment.

      Pursuant to Section 6.1(e) of the Agreement, Buyer represented that it has sufficient funds available to pay the Cash Payment on the Closing Date. Notwithstanding such representation, Buyer has advised Sellers that it does not have sufficient funds available to pay the Cash Payment on the Closing Date. Buyer alleges that its inability to obtain sufficient funds has resulted from Sellers' alleged breach of their covenants set forth at Section 9.3(b)(iii) of the Agreement to use reasonable efforts to preserve Sellers' business organization, maintain Sellers' rights and franchises, and keep available the services of Sellers' officers and employees insofar as they relate to the Subject Assets.

      Without either Buyer or Sellers admitting or conceding that any such party has in any respect been in breach of its obligations or representations or warranties pursuant to the Agreement, the parties have agreed and confirmed that, but for Buyer's inability to obtain sufficient funds to close the transactions contemplated by the Agreement, both Buyer and Sellers would have been able to have closed such transactions as of the date hereof on such terms as are set forth in the Agreement as in effect prior to this Third Amendment, and would have done so. Without limiting the generality of the foregoing, Buyer confirms and agrees that it has completed all due diligence and other review and investigation with regard to the Subject Assets and otherwise in connection with the business and affairs of Sellers; and Buyer further confirms that, subject to compliance by Sellers with the agreements set forth in this Third Amendment, Buyer will not assert, or be entitled to assert, any noncompliance or breach by Sellers of any representation, warranty or covenant in the Agreement as a basis for not closing the transactions contemplated by the Agreement, unless any such breach or violation is based on actions taken, or conditions that first come into existence, after the date hereof.

      Buyer hereby further confirms and agrees that it will not assert, and hereby forever and for all purposes waives, releases and discharges, any claim for indemnification based on any breach of any representation or warranty of Sellers, or any breach by Sellers of its covenants under the Agreement, in each case unless such breach or violation is not known to Buyer as of the date hereof and could not reasonably be known to Sellers after fully completing a thorough due diligence review and investigation of the Subject Assets and Sellers' businesses and operations.

      The parties hereby further agree as follows:

      1. Not later than noon, Houston time, on Friday, January 3, 1997, Buyer will deliver to Sellers by cashier's check or wire transfer of immediately available funds to Sellers' account, an additional $250,000 as an additional down payment (the "Additional Down Payment"). In the event the Additional Down Payment is not received by such time for any reason, Sellers shall be entitled thereupon to terminate the Agreement, and to retain the Down Payment, without any liability whatsoever to Buyer.

      2. In the event that Sellers have not received, by the close of business on January 10, 1997, each of (a) a written statement executed by each of Robert
K. Moses ("Moses") and St. James Capital Corp. ("St. James") confirming the accuracy of the matters set forth in the affidavit ("Affidavit") of J. David Green attached hereto within Annex A, (b) a commitment letter, of like tenor with the commitment letters of St. James and Sanders Morris Mundy Inc. ("SMM") attached as Annex A committing viable lending institutions to provide loans of the type described in the Affidavit (or firm commitments from parties capable of performing their obligations thereunder to make equity investments in Buyer) in each case in such amounts, when aggregated with the financial commitments of SMM and St. James, and providing for the timing of such funding, as will enable Buyer to close the transactions set forth in the Agreement, and (c) a revised commitment letter of SMM providing for a closing date not later than January 31, 1997, then in such event Sellers shall be entitled thereupon to terminate the Agreement and to retain the Down Payment, without any liability whatsoever to Buyer; PROVIDED, HOWEVER, that in such event Sellers shall promptly return to Buyer, without interest, the Additional Down Payment. Notwithstanding the foregoing provisions, in the event Buyer receives binding commitments pursuant to clause (b) above to provide funding to Buyer subject to no contingencies other than the Closing taking place and receipt of customary loan or closing documentation, and such commitments require no personal guaranties of Moses or St. James, Buyer shall not be required to deliver the written statements of Moses and St. James provided in clause (a) above.

      3. Buyer has delivered to Sellers the financial commitments attached hereto as Annex A. Buyer hereby represents and warrants to, and covenants with, Sellers that the parties providing such financing, as well as the parties providing financing pursuant to the commitments referred to in Section 2 above, will provide such financing based on the terms of the Agreement, as in effect after giving effect to this Third Amendment, without any change or modification thereof.

      4. Buyer will, not less frequently than every third business day until the Closing Date, provide Sellers with a status report on the availability of financing from the parties identified on Annex A or the commitment letters referred to in Section 2 above, listing in reasonable detail any matters that need to be resolved prior to the provision of funds by such finance parties.

      5. Section 1.1(d) of the Agreement is hereby amended to change the reference in the last sentence of such Section from December 31, 1996 to January 31, 1997.

      6. Effective upon Sellers' receipt of the Additional Down Payment, the last sentence of Section 2.2 of the Agreement is amended to add after the term "Down Payment" the words "and the Additional Down Payment;" to add to the end of such sentence the clause "and, as to the Additional Down Payment, as set forth in the Third Amendment to this Agreement;" and to add the following sentence at the end of such Section:

      "The Additional Down Payment in the amount of $250,000 was paid by Buyer to Sellers on or before noon, Houston time, on January 3, 1997."

      7. Section 2.3 is hereby deleted and the following Section 2.3 is inserted in lieu thereof:

      "Section 2.3 CASH PAYMENT. At the Closing, Buyer will pay to Sellers Twelve Million Three Hundred Fifty Thousand Dollars ($12,350,000) (the "Cash Payment") by wire transfer of immediately available funds to Sellers' designated account(s) on the Closing Date. Such Cash Payment is in addition to the Down Payment paid by Buyer to Sellers on December 3, 1996 and the Additional Down Payment paid on or before January 3, 1997."

      8. Section 4.1 of the Agreement is hereby amended to delete the phrase "on December 31, 1996 or at such earlier date and time as the closing conditions specified in Article VIII have been satisfied" and to insert in lieu thereof the phrase "on January 31, 1997 or at such earlier date and time as Buyer has obtained sufficient financing to deliver the Cash Payment."

      9. Section 4.2 of the Agreement is hereby amended to insert a new subsection (i), which shall read as follows:

      "(i) An agreement of Sellers not to solicit customers of the Houston Commercial Business or the Rearload Business who are active customers of such businesses as of January 31, 1997 for the purpose of providing front-end or rearload collection services to such customers, which agreement shall remain in effect for a period ending on the first anniversary of the Closing Date; PROVIDED HOWEVER, that such non-solicitation agreement will not prohibit Sellers or their affiliated parties from (A) bidding on or soliciting any business of any customer that is put out for bid or as to which any customer makes a general solicitation for services or (B) engaging in any business or providing any services other than front-end or rearload collection services. Such agreement shall provide customary provisions regarding specific performance of the obligations set forth in such agreement."

      10. Section 7.1(b) of the Agreement is hereby amended to change the reference in Clause (ii) of such Section from December 31, 1996 to January 31, 1997.

      11. Section 7.2 of the Agreement is hereby amended to add, in the last sentence of such Section, after the term "the Down Payment", the words "and the Additional Down Payment."

      12. Section 7.3 of the Agreement is hereby amended to add to the first sentence of such Section, after the term "the Down Payment," the words ", the Additional Down Payment."

      13. Section 9.3(b) of the Agreement is hereby deleted in its entirety and for all purposes, and the following Section 9.3(b) shall be inserted in lieu thereof:

      (b) INTERIM OPERATION OF BUSINESS. In the period from January 1, 1997 until the Closing Date, Buyer has designated Jerry Kruszka as its representative to manage and monitor the Assets. Jerry Kruszka will be considered the General Manager of the business, subject to the control and supervision of Mr. Arthur W. Johnson, the authorized representative of Sellers, and will report to Mr. Johnson. Buyer, through Mr. Kruszka, and subject to the control and supervision of Mr. Johnson, shall have the right to (i) make personnel decisions, specifically including hiring at least two new sales representatives; (ii) review and approve all municipal, association and other residential bids or proposals; (iii) review and approve all routing decisions; (iv) review and approve commercial sales efforts and pricing; and (v) manage all administrative and support services provided at the Tanner Road and Channelview facilities. Buyer shall not without the prior written consent of Sellers authorize any capital purchases of containers or equipment, or any other capital expenditures, during interim operations unless such purchase is made at Buyer's expense. All compensation, benefits and other costs and expenses in respect of Mr. Kruszka will be borne by Buyer, and Buyer shall hold Sellers harmless in respect thereof.

      14. Section 9.3 of the Agreement is hereby amended to add the following
Section 9.3(c):

      (c) TRANSFERRED EMPLOYEES. From January 1, 1997 through the period terminating six months after the Closing Date, Sellers further covenant not to call upon any Transferred Employee with the intent of enticing such employee away from or out of the employ of Buyer. As used herein, the term "Transferred Employee" means any person who is employed by Sellers in connection with Sellers' operation of businesses primarily related to the Subject Assets prior to the Closing Date and who becomes an employee of Buyer immediately after the Closing Date; PROVIDED HOWEVER, that from and after the time any such persons ceases to be employed by Buyer or its subsidiaries, for any reason, and Sellers have not breached their covenants hereunder in respect of such former employee, such former employee shall cease to be a "Transferred Employee."

      15. Section 9.4 of the Agreement is hereby amended to add a new subsection
(b), which shall read as follows:

      "(b) The parties shall use their commercially reasonable best efforts to cause the Closing to take place as soon as is practicable."

      The parties further agree that this Third Amendment is conditioned upon the granting by the U.S. Department of Justice of an extension through January 31, 1997 of the period during which Sellers may consummate the sale of the Subject Assets without such sale being conducted by a trustee. In the event that such extension is not granted, this Third Amendment shall cease to be of any force or effect; Sellers shall promptly return to Buyer, without interest, the Additional Down Payment; and the Agreement, as amended through the Second Amendment thereof, shall remain in full force and effect.

      Capitalized terms used in this letter agreement that are not otherwise defined herein shall have the meaning set forth in respect thereof in the Agreement. Except as specifically amended hereby, the Agreement shall remain in full force and effect without modification.

      If the foregoing correctly sets forth the terms of our agreement, please execute this letter agreement in the space provided below.

                  SELLERS:
                              SANIFILL, INC.

                              By:
                                  Arthur W. Johnson
                                  Authorized Representative and Attorney-in-Fact

                              SANIFILL OF TEXAS HAULING, INC.

                              By: /s/ ARTHUR W. JOHNSON
                                  Arthur W. Johnson
                                  Authorized Representative and Attorney-in-Fact

                              SUNRAY SERVICES, INC.

                              By: /s/ ARTHUR W. JOHNSON
                                  Arthur W. Johnson
                                  Authorized Representative and Attorney-in-Fact

                              S & J LANDFILL LIMITED PARTNERSHIP
                              by Sanifill of Texas, Inc., its general partner

                              By: /s/ ARTHUR W. JOHNSON
                                  Arthur W. Johnson
                                  Authorized Representative and Attorney-in-Fact

                              BRAZORIA COUNTY RECYCLING CENTER, INC.

                              By: /s/ ARTHUR W. JOHNSON
                                  Arthur W. Johnson
                                  Authorized Representative and Attorney-in-Fact

Amendments set forth in above letter accepted and agreed to as of the date first set forth above:

BUYER:

TRANSAMERICAN WASTE
INDUSTRIES, INC.

By: /s/ J. DAVID GREEN
    J. David Green
    Senior Vice President